b   i   l d

Lil Mama's is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Family-friendlyLunchWomen-ledQuick bite
Lil Mama's

Sandwich Place

818 Georgia Ave ste. 114
Chattanooga, TN 37402
Get directions
View Website
Connect with us
Lil Mama's previously received $43,800 of investment through Mainvest.
Profile
Data Room
Updates 11
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Lil Mama's is seeking investment to obtain operating capital.
Expanding LocationOperating Pop-ups
This is a preview. It will become public when you start accepting investment.
THE TEAM
Tiffany Pauldon-Banks
Founder

Event Planning Extraordinaire Tiffany Pauldon-Banks, is best known for creating fabulous luxurious events. T
planner of Redberri Events. Her passion for event planning started at a young age when she, like many girls,
she met Mr. Right. Tiffany's creativity, optimism and love for helping others is the perfect recipe for a FABUL
recipes, Tiffany loves cooking and making speciality dishes in her spare time and is now excited to introduce
Chicago Style Hoagy.

Lil Mama's was created in the comfort of her home with her son and husband. Tiffany made hoagies for her
One friend said, "Ms. Tiffany you can sell these!" and in that moment Lil Mama's was created. After long hou

Kaelan Byrd is our Communications Manager. She is a graduate of Lee University where she majored in publ
Chattanooga native. When she isn't writing press releases or posting memes on our various social media pla
local, and watch the STARZ TV series "Outlander" over and over. She loves communications because it's a c
everyone, whether you're a business or an individual, has a story that's worth telling. She can't wait to keep

Xavia Jones
HR Manager

Xavia Jones aka "X" is our HR Manager. She handles all of our human capital needs from strategic human re
well as training and development. X has been rocking with Tiffany since she started Redberri Events. She bri
knowledge from her Business Administration degree and experience in various industries. She works hard to
of the family and ready serve our amazing customers!

A MESSAGE FROM LIL MAMA!
Play
00:00
01:05
Mute
Settings
This is a preview. It will become public when you start accepting investment.
WELCOME TO OUR DAY 1 AT LIL MAMA'S!
Play
00:00
-00:44
Mute
Settings
Enter fullscreen
Play

Take a minute and check out the love and support at our Grand Opening! The weather was in rare form in Ch
but our customers still supported!

This is a preview. It will become public when you start accepting investment.
OUR STORY

Lil Mama's Chicago Style Hoagy is Chattanooga's newest hoagy shop, full of spunk, flavor and 90s nostalgia
creating a hip, 90's inspired, modern vibe hoagy shop. Being from Chicago, I'm always looking for a piece of
not only dedicated to providing quality, delicious food, we are dedicated to building community. What's make
sandwich shop is we've created this fun, nostalgic vibe. When our guests are in waiting for their meal they al
photos or bobbing their heads to their favorite 90s song.

Lil Mama's has been so social and has created a great following! We have over 7600 followers between Insta
This is a preview. It will become public when you start accepting investment.

We are located in the heart of downtown Chattanooga,Tennessee on the beautiful newly renovated Patten P
creating great public spaces and Patten Parkway is no exception!

The Parkway is now suited for festivals, concerts and other special events.
There is new exclusive art piece named Radiance near Lil Mama's! The beautiful piece will bring more aware
The open space allows us to host more community events!
This is a preview. It will become public when you start accepting investment.
PATTEN SQUARE RENOVATION UPDATE
Play
00:00
-00:18
Mute
Settings
Enter fullscreen
Play

We are so excited to announce that the common space right in front of our storefront, Patten Square, had it'
than a year of construction. We can't wait to share this space with the other businesses in the area and with

This is a preview. It will become public when you start accepting investment.
OUR MISSION

The mission of Lil Mama's is to always meet the needs of our customers and community with love, care and

Through consistent, predictable, professionalism, Lil Mama's will create a 5-star experience for all customer
When you pay us a visit and see any of our crew members place one hand on their heart don't be alarmed, it
shop!
This is a preview. It will become public when you start accepting investment.
OUR CORE VALUES

Check out our core values that we embody everyday!

Honesty
Integrity
Passion
Creativity
Respect
Innovation
Collaboration
This is a preview. It will become public when you start accepting investment.
WANNA KNOW HOW WE CRAFT OUR HOAGIES? CHECK IT OUT!
Play
00:00

Communications Manager Kaelan gives tips and tricks on how to eat your hoagy without getting totally mess
messy).

This is a preview. It will become public when you start accepting investment.

THNKFUL 4 U EVNT!
This is a preview. It will become public when you start accepting investment.
THNKFUL 4 U EVENT! GIVING BACK TO THE COMMUNITY THAT LOVES US IS NECESSARY! WE GAVE AWA
LOYAL CUSTOMERS!
Previous
Next
This is a preview. It will become public when you start accepting investment.
FEEDING THE HOMELESS!
This is a preview. It will become public when you start accepting investment.
GIVING BACK IS JUST AS IMPORTANT! OUR TEAM HAS BEEN DEDICATED TO NOT ONLY SERVING OUR CU
TO THE COMMUNITY!
Previous
Next
This is a preview. It will become public when you start accepting investment.

SPACE LM

https://lilmamaschistylehoagy.com/events/

This is a preview. It will become public when you start accepting investment.
SPACE LM IS THE PERFECT INTIMATE SPACE FOR SPECIAL EVENTS! WE LOVE TO HOST DOPE SHINDIGS!
Previous
Next
This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

We are so excited about expanding our catering services, purchasing new equipment and preparing pop-up
funds to execute our vision in order to prepare for future expansion.

Because we are located in the heart of the Innovation District we are surrounded by businesses who desire c
sales have steadily increased in a short period of time. We want to be prepared as we anticipate growth in ou
We need additional equipment in order to be prepared for an increase in sales.
We are excited to take Lil Mama's to other cities. We have noticed an influx of out of towners who have trave
the Lil Mama Experience.
This is a preview. It will become public when you start accepting investment.
EMPLOYEE ENRICHMENT + GROWTH

We're SOOO excited and proud to announce that we were covered by Travel Noire in an article!

We are super honored to be highlighted by such an amazing travel company/publication!

Check out the article below

https://travelnoire.com/lil-mamas-black-owned-tennessee-hoagie-shop?fbclid=IwAR3P9-URtHQiXiZz97SqI
boi9oIKT991_tGN2XHMsfD08_Is

SEPTEMBER 13TH, 2021
Our Pop-Ups are Starting to Pop Off!

One of the main goals of our Mainvest campaign is securing more funds for pop-up shops around the city of
major cities!

This weekend we were invited to do a pop-up at a local bar, Exile Off Main Street's, Saturday Marketplace! W
getting to bring the Lil Mama's vibe into another space. Pop-ups like this one will help us prepare for all the
making sure that Lil Mama's will be coming to a neighborhood or city near you one day. 🙌

SEPTEMBER 3RD, 2021
Today Kicks Off TVFCU Idea Leap Grant People's Choice Voting!

Today's the day we've been waiting for! Today kicks off the 1st day of TVFCU's Idea Leap Grant "People's Cl

As one of the semifinalist we're asking our followers and our supporters to vote for us to have a chance to be

The business that gets the most votes will automatically get one of the grants awarded: 1st: $21k | 2nd: $15k

We're ready to run it up, and we feel really good about our odds!

https://youtu.be/V6qCl0lbd8w

SEPTEMBER 1ST, 2021
Got Some Exciting Features Lined Up!!

These next couple of weeks we have some exciting old and completely new menu features lined up for our c

Over the next two weeks we'll revisit fan favorite features like our Meatball Hoagy with homemade turkey me
mozzarella, our famous oil, parmesan, parsley, our Cali Turkey Club Wrap with turkey, bacon, fresh cut avoca
aioli, and parmesan, wrapped up in a lettuce wrap. We'll also feature our BussDown Salmon Sammich for the

A couple of the new features include a pot roast hoagy, an Italian style "Don Juan" hoagy, a BLT hoagy, and
from our vegan community in Chattanooga so we've decided to do a vegan meatball hoagy a lot like the one

there has been a surge in COVID-19 cases and we want our customers to have a low contact option.

The handheld will also be a great tool when doing pop-up shops we have planned in the near future. We're s
opportunities with this upgraded POS!

AUGUST 11TH, 2021
OUR BIG BOI BUSSDOWN SALMON SAMMICH SOLD OUT IN 2 HOURS!

After making a pescatarian hoagy for Big Boi last week we had tons of comments from our followers waning
"BussDown Salmon Sammich". We had to let our Lil Mama's fam try the hoagy for themselves, and today we
hours! 🎉

AUGUST 11TH, 2021
Leveling Up Lil Mama's Catering!
One of the main things we are seeking to do with your investment is expand our catering by buying new equ
marketing budget to highlight that area!

Corporate lunches, pre-game meals for athletes, office parties, or just plain ol' regular banga', Lil Mama's ca
90s vibes to any event!

AUGUST 3RD, 2021
Yo, Legendary Big Boi from OutKast Loves Lil Mama's Juicy Jae and "BussDown Salmon Sammich"!

Yesterday we did a large catering order for a local company welcoming their employees back to the office wi

He's a pescatarian, so you know we had to make a special hoagy just for him!

He named it himself, the "BussDown Salmon Sammich", and all he had to say about the Juicy Jae was "FYE"

https://www.youtube.com/watch?v=GZWvaNEhJw8

JULY 20TH, 2021
OMG 14k!

Y'all! We are over 14k in just 3 days! I just wanted to drop in to say THANK YOU!!

Have a SPECTACULAR day!✨✨

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise

forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $10,000

Maximum Raise $40,000

Amount Invested $0

Investors 0

Investment Round Ends April 15th, 2022

Summary of Terms

Legal Business Name Lil Mama's Chicago Style Hoagy

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.8×

Investment Multiple 1.7×

Business's Revenue Share 0.4%-1.6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1st, 2029

Financial Condition

Historical milestones

Lil Mama's has been operating since [Month, Year] and has since achieved the following milestones:

Opened location in [City, State]

Achieved revenue of [$X] in [Year], which then grew to [$Y] in [Year].

Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS wer implied gross profit margin of [Y%].

Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of [Date], Lil Mama's has debt of [$X] outstanding and a cash balance of [$Y]. This debt is sourced prima senior to any investment raised on Mainvest. In addition to the Lil Mama's's outstanding debt and the debt ra

The market in which we operate is highly competitive and could become increasingly competitive with new e competes with many other businesses, both large and small, on the basis of quality, price, location, and cust customer preference away from Lil Mama's's core business or the inability to compete successfully against t negatively affect Lil Mama's's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Lil Mama's's management or vote on and/or influe regarding Lil Mama's. Furthermore, if the founders or other key personnel of Lil Mama's were to leave Lil Mar Mama's (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stab various assumptions regarding operations. The validity and accuracy of these assumptions will depend in lar Lil Mama's and the key persons will have no control. Changes in assumptions or their underlying facts could the extent that the assumed events do not occur, the outcome may vary significantly from the projected outc no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 month that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your s to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these hold your investment for its full term.

The Company Might Need More Capital

Lil Mama's might need to raise more capital in the future to fund/expand operations, buy property and equip market its services, pay overhead and general administrative expenses, or a variety of other reasons. There i capital will be available when needed, or that it will be available on terms that are not adverse to your interes unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease

Changes in Economic Conditions Could Hurt Lil Mama's

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, cha declining employment, changes in real estate values, changes in tax policy, changes in political conditions, a other factors are unpredictable and could negatively affect Lil Mama's's financial performance or ability to co Mama's ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume op future.

No Registration Under Securities Laws

Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a r
Mama's could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consu
antitrust laws, and health care laws, could negatively affect Lil Mama's's financial performance or ability to c
additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Lil Mama's's management will coincide: you both want Lil M
possible. However, your interests might be in conflict in other important areas, including these: You might wa
make sure they are best equipped to repay the Note obligations, while Lil Mama's might prefer to spend agg
You would like to keep the compensation of managers low, while managers want to make as much as they ca

Future Investors Might Have Superior Rights

If Lil Mama's needs more capital in the future and takes on additional debt or other sources of financing, the
superior to yours. For example, they might have the right to be paid before you are, to receive larger distribu
management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchang

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exc
rules about corporate governance that are intended to protect investors. For example, the major U.S. stock e
to have an audit committee made up entirely of independent members of the board of directors (i.e., directo
relationships with Lil Mama's or management), which is responsible for monitoring Lil Mama's's compliance
required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Lil Mama's is s
your initial expectations.

You Do Have a Downside

Conversely, if Lil Mama's fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Lil Mama's, and the revenue of Lil Mama's can go up o
altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the

appointed, all of the representative's reasonable expenses must be paid before any further payments are ma

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue op
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Lil Mama's. Mainvest never predicts or projects performance, and has not re
For additional information, review the official Form C filing with the Securities and Exchange Commission on
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
MESHA W. Paintsville, KY 3 months ago

I invested because its a company actually in business an earning revenue

William B. Atlanta, GA 3 months ago

Looking forward to your success and seeing a popup in Atlanta!

Shaine Frazier A. Bronx, NY 4 months ago

I invested because I see Lil Mama's vision and want to be a part of helping her business grow.

Tiffany P. 4 months ago Lil Mama's Entrepreneur

Thank you Shaine! We appreciate your support and look forward to sharing the success!!

David M. AMHERST, MA 4 months ago

You seem to have great energy and the food looks delicious. Now that you are open, how much do you avera
and how much do you average on your busiest day?

Tiffany P. 4 months ago Lil Mama's Entrepreneur

Hi David! Thank you!! We currently on limited hours but on our busiest day we can make $3500 on a slow da

Lawrence T. Glen Burnie, MD 4 months ago

I am happy to be blessed and able to invest in local small business. Only wish I could do more. However, I wc
limited. Perhaps there may be some opportunity to collaborate and leverage scarce resources to mutual ber
industries. lease feel free to visit us at Southern Traditions in Ringgold. https://www.facebook.com/Southern

Edward C. East Islip, NY 6 months ago

Great new on the POV sales as well as all the updates! This is very exciting!

BRIAN J. Brookline, MA 6 months ago

Happy to support a minority owned business. Best of luck.

Tiffany P. 6 months ago Lil Mama's Entrepreneur

Thank you Brian for believing in us!

Erik G. Chattanooga, TN 6 months ago

Let's grow this Chattanooga jewel!

Tiffany P. 6 months ago Lil Mama's Entrepreneur

Yes! Let's do it - thank you for believing in the vision!💚💕

Marco P. Signal Mountain, TN 7 months ago

Absolute best hoagie I have ever had in my life. I'm not exaggerating.

Tiffany P. 6 months ago Lil Mama's Entrepreneur

Yo! Marco thank you so much for being a loyal LM customer! We appreciate all your support 💚💕

Brittany A. Fargo, ND 7 months ago

Love this concept look forward to a visit sometime.

Tiffany P. 7 months ago Lil Mama's Entrepreneur

Hey Brittany! Thank you so much - I'd love for you to pay us a visit anytime 💚☺

Travis W. Chattanooga, TN 7 months ago

Stephanie! You sweet, beautiful soul - we are forever grateful for your continued support!💚💗

Tiffany P. 7 months ago Lil Mama's Entrepreneur

Hi Lu! Thanks for reaching out. The meat on our hoagies are portioned to allow consistency and to manage f
with fresh products, premium meats and cheeses unlike some of our competitors. In addition, we have to en
requirements, rising food costs and rising rent in the downtown area. We take pride in paying our employees
to give our customers the best experience possible. We want our customers to see the value in our brand. W
11am-2pm, M-F which includes a 6" hoagie, chips and a drink for $10 or a hotdog, chips and a drink for $7!
with our office workers during the week! Our target customers are office workers as well as tourists. We hos
music and complimentary items to encourage tourists to hang out with us! We've had visitors from Atlanta, N
just to name a few! Please let me know if you have any other question! I'll be more than happy to answer the

Lu D. Flushing, NY 7 months ago

Thanks for the quick reply. I love the team and enthusiasm especially the extensive background on event pla
your team are expanding the catering business. I am curious what differentiates Lil Mama's from Jersey Mike

Tiffany P. 7 months ago Lil Mama's Entrepreneur

Hey Lu! It's all about the FLAVOR, the meat quiet and the experience our customers love to come back to! W
their crafted hoagies they are typically taking cool pictures in the restaurant and bobbing their heads to som

Mohammed K. Novi, MI 7 months ago

Very vibrant team :). Love to back them up

Tiffany P. 7 months ago Lil Mama's Entrepreneur

Thank you so much for your support! We will continue to spread love and great energy💗💚

Lu D. Flushing, NY 7 months ago

Hi Tiffany, I read some of your google and yelp reviews. It mentions the hoagie are filled with meat and veget
you and your team looked at cutting down on the proportions and lower the price to meet customer demand
Office Workers? Tourist?

Tiffany P. 7 months ago Lil Mama's Entrepreneur

Hi Lu! Thanks for reaching out. The meat on our hoagies are portioned to allow consistency and to manage f
with fresh products, premium meats and cheeses unlike some of our competitors. In addition, we have to en
requirements, rising food costs and rising rent in the downtown area. We take pride in paying our employees
to give our customers the best experience possible. We want our customers to see the value in our brand. W

pertains to high/low sale days and being able to plan accordingly. The risk lies within planning for labor costs
revenue if not strategically planned. We recently invested in a platform that allows us to better manage staff
our crew regarding their schedules. Additionally, continuing to have more cash on hand in order to grow the
top of our priority list! Currently, much of our cash is tied up in operational and food costs. We are diligently
our customers the highest quality product while mitigating through higher food costs nationwide. We've rece
our customers the same high quality but for a lesser amount in order for it to be affordable and still making a
customer driven surveys and feedback events. We want to give our customers what they want which ultimat
purchasing decisions to keep food costs down. Our plan is to raise more working capital in order to have mo
the community who love and believe in our vision and brand to help us! Competition can always be a risk but
very strong brand resulting in becoming a staple in the community offsetting some of the risks that would co
Right now catering is 10% of our overall monthly gross sales but has a 10% larger margin than non catering
accounting for 30% of sales, we'd see an overall increase of 20% in our margins! We are excited about meet
manager and communications director do field days! Field day were created to create brand awareness. The
out into the community to share our product and talk about our offerings. Since implementing field days we
businesses looking to do catering. The additional funds raised would allow us to invest in a catering marketir
materials.

Matthew H. Greenville, SC 7 months ago

Hi! I have a couple of questions: What do you see as the principle risks/threats to your business operations a
those risks? With your plans to expand the catering aspects of the business what percentage of sales do yo
gross revenue? Thank you, wish I was local so I could stop in and explore the menu.

Tiffany P. 7 months ago Lil Mama's Entrepreneur

Just dropping in to give you a BIG thank you! Thank you for believing in our vision.Your support it much appr
forward💚💗

Matthew H. Greenville, SC 7 months ago

Very happy to support. I look forward to watching this business continue to blossom.

Lil Mama's isn't accepting investments right now, but is trying to get a sense of how they should structure th
provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'l
About Us
Blog
Press
FAQ
Referral Program
Business Resource Center
Support Center
Educational Materials